Exhibit 4.06


                    AMENDMENT TO DEBENTURE PURCHASE AGREEMENT
                          DATED AS OF DECEMBER 5, 1989

         Public Service Company of North Carolina, Incorporated, a South Carolina corporation successor to Public Service Company of North Carolina, Incorporated, a North Carolina corporation (the "Company"), and the undersigned holder of the Company's 10.00% Senior Debentures due December 1, 2004 in the principal amount indicated below (the "Debentures"), hereby agree as follows:

         1. Section 8.4(A)(2)(b) of the Debenture Purchase Agreement dated as of December 5, 1989 (the "Agreement") is hereby amended by substituting the following for subsection (b) in its entirety:

                  "(b) Consolidated Net Income Available for Fixed Charges would not be less than 175% of Fixed Charges, determined in each case with respect to the period of twelve consecutive calendar months ended next preceding the date of determination and, in the case of said Fixed Charges, determined on a pro forma basis as if the Debt proposed to be incurred (but not any Debt to be retired with the proceeds thereof) had been outstanding at all times during such twelve-month period; and".

         This Amendment may be executed by the Company and the undersigned in multiple counterparts.

         IN WITNESS WHEREOF, the Company and the undersigned holder have caused this Amendment to be executed in their names or on their behalf by their respective authorized officer, all as of the date and year first above written.

                      PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED, a South Carolina corporation

                      By: s/Kevin B. Marsh
                      Its:  Senior Vice President and Chief Financial
                             Officer

                      THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


                      By:  s/Ric Abel
                      Its:   Vice President
                      Amount of Debentures held: $21,500,000